April 23, 2008

Ms. Vanessa Robertson

Division of Corporation Finance

Staff Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	CVS Caremark Corporation

Form 10-K for the fiscal year ended December 29, 2007

Filed February 27, 2008

File Number: 001-01011

Dear Ms. Robertson:

By this letter, CVS Caremark responds to the verbal comment of the staff received on April 15, 2008 on the above referenced filing. For your convenience, we have reproduced the staff’s verbal comment immediately preceding CVS Caremark’s response.

We have read your response to comment three. It is still not clear how you are accounting for the amounts received for the low income cost subsidies. Please clarify whether there is any insurance risk related to these amounts reimbursed by CMS and therefore whether these are accounted for as deposits as opposed to premium revenues.

In response to your comment, we will replace the Medicare Part D section of our revenue recognition policy in its entirety as filed with the following:

Medicare Part D ~ The PSS began participating in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”) on January 1, 2006. The PSS’ net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

In addition to insurance premiums, the PSS includes co-payments, deductibles and coinsurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims in its net revenues. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in the PSS’ net revenues. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in accrued expenses. The Company assumes no insurance risk for these amounts, which represented 0.6% of consolidated net revenues in 2007.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed above), which include the application of EITF No. 99-19.

Please see Note 7 for additional information about Medicare Part D.

We appreciate your comment and propose to include the revised disclosure in future filings, as appropriate, beginning with our Form 10-Q for the quarterly period ended March 29, 2008.

If you have any questions or comments, please do not hesitate to contact me at 401-770-3660 or Doug Sgarro at 401-770-5415.

Very truly yours,

/s/ David B. Rickard

David B. Rickard

Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Cc:	Douglas A. Sgarro

Executive Vice President and Chief Legal Officer